100 NE Adams Street
Peoria, IL 61629

February 1, 2007

Filed via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2005 Filed May 31, 2006 Form 10-Q for the Quarterly Period Ended September 30, 2006 File No. 001-00768

Dear Mr. Cascio:

We have received your comment letter dated January 18, 2007. Your comments are presented below followed by Caterpillar's response to each comment.

FORM 10-K/A for the Fiscal Year Ended December 31, 2005 Consolidated Financial Statements and Notes, page A-5 Note 25. Segment Information, page A-31

1.
Please refer to prior comment 5. To help us understand how you considered paragraphs 13 - 15 in determining the appropriate operating segments under SFAS 131, please explain the organizational components of the various reports in which you present your business activities to your chief operating decision maker. In this regard, please explain in more detail how your management group is aligned via the chairman, five group presidents and thirty vice-presidents and relate your response to your reportable operating segments.

Caterpillar Response:

Please see the attached organizational chart (Attachment A), which shows how our thirty vice-presidents are aligned to the five group presidents and the CEO. Twenty-two of the vice-presidents are responsible for profit center divisions, which, as explained in our response to your December 15, 2006 letter, meet the definition of an operating segment. Eight of the vice-presidents manage service center divisions, which do not meet the definition of an operating segment. Our reportable operating segments were identified from the twenty-two profit center divisions based on the criteria included in Appendix B of FAS 131.

The five group presidents and the CEO (the Executive Office) constitute our chief operating decision maker. The reports provided to them are described below and generally contain consolidated information and information by division. When consolidated information is presented, it usually includes a breakdown of our principal lines of business, Machinery and Engines (either combined or separate) and Financial Products.

Following are the reports used to present business activity to the Executive Office and the organization component of each:

•  Executive Information System (EIS) - this is a web-based intranet tool that provides the Executive Office access to consolidated and divisional data. Financial data includes:
o  Focused scorecard - provides strategic goals by each vice-president’s division, including sales and profit growth for profit center divisions
o  Financial review - monthly and year-to-date consolidated financial results, profit center sales and profit by division compared to business plan. The information is organized by each vice-president’s division and subtotaled by group president
o  Employment by division
o  Product line cascade - Limited information (favorable, unfavorable to plan) for principal lines, product categories and product groups.
•  Monthly Results Presentation - Each month, consolidated and divisional results are presented to and discussed with the Executive Office and the vice-presidents. This presentation varies from month to month and contains information on a consolidated, principal line of business and division basis.
•  Business Plan Reporting - Our business plan is prepared in the fourth quarter of each year and represents our financial forecast for the following calendar year. Each profit and service center vice-president presents his/her business plans separately to the Executive Office. Corporate Accounting consolidates individual division business plans and provides a consolidated forecast to the Executive Office. The division review process is the primary means by which the Executive Office allocates resources for the coming year. Each vice-president’s measure of success is largely based on their performance against their division’s business plan. Actual results are compared to the business plan throughout the year and regularly reported to the Executive Office in EIS and other reports.

•  Executive Office Review/Strategic Review Conference - The Executive Office Review (EOR) is an annual review of each vice-president’s division’s long-term strategy. Several members of the Executive Office visit divisions during the April to June timeframe to conduct these reviews. Long-term financial and strategic forecasts for each division are discussed at these meetings. The long-term planning process culminates in a weeklong conference in the August/September timeframe where 120 top managers of the company meet to discuss strategic issues. The individual division forecasts prepared for EOR are consolidated and reviewed at this meeting.
•  Board of Directors Reporting - Standard reporting to our Board of Directors includes financial information on a consolidated, principal line of business and division basis. Although not shared with the Board of Directors, each division prepares a one to two page division update used by the CEO in preparation for each Board meeting.

We have concluded that the divisional reporting is the appropriate data for purposes of determining/reporting our operating segments because there are segment managers held accountable for the division results and because this divisional reporting is used by the Executive Office to allocate resources.

2.
Further, your response states that you "reconcile data for the principal lines of business discussed in [y]our MD&A to [y]our segment data." Please tell us where you present this reconciliation in the Form 10-K. If the information is not presented, then please explain why.

Caterpillar Response:

This reconciliation is included in the reconciliation of segment data to consolidated data in our segment footnote on pages A-33 through A-35 of our 2005 Form 10-K/A. In addition to reconciling total segment information to consolidated U.S. GAAP amounts, this presentation reconciles (1) the total of the Machinery and Engines segments to our Machinery and Engines principal lines of business and (2) the Financing and Insurance Services segment to our Financial Products principal line of business. For your convenience, we have attached the presentation to this response. (Attachment B)

3.
Please also discuss your consideration of Questions 19 - 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Caterpillar Response:

As mentioned in our response to Question 2, we include a reconciliation of segment data to consolidated amounts in our segment footnote. Other than the table on page A-39 of our 2005 Form 10-K/A, which reconciles geographic sales by region to geographic sale by segment, we do not include segment information in our MD&A. We do not include non-GAAP adjustments to segment information in our MD&A. However, the principal lines of business data included in our MD&A is non-GAAP financial information since the Machinery and Engines data consolidates Financial Products on the equity basis. We have, therefore, included the disclosures required by Item 10(e) of Regulation S-K on pages A-58 through A-60 in our 2005 Form 10-K/A. Elsewhere in MD&A, we do not use non-GAAP disclosures and our breakdowns of sales, operating profit etc. sum to the GAAP amounts in the consolidated financial statements after elimination of intracompany activity between Machinery and Engines and Financial Products.

Form 10-Q for the Quarterlv Period Ended September 20, 2006 Note 14. Acquisitions, page 25

4.
Please refer to prior comment 9. Please tell us in more detail about the significant terms of your agreements whereby you purchase used cores from dealers/customers and re-sell remanufactured cores to them. Discuss how you determine the purchase price of the used cores and the selling price of the remanufactured cores. Discuss the nature of any obligations of the buyer or seller to make these purchases or sales. Further discuss how you account for and value these transactions and why. In future filings, if your remanufacturing activities are material to your financial statements, then please disclose your accounting policies for these activities, such as those related to revenue recognition.

Caterpillar Response:

Our remanufacturing operations are primarily focused on the remanufacture of Caterpillar engines and related components such as injectors, turbochargers, water pumps, oil pumps, cylinder packs, fuel systems and cylinder heads. In this business, used engines and related components (core) received from Caterpillar dealers are inspected, cleaned and remanufactured. About 15% of the remanufactured products are engines and the remainder are engine components. In connection with the sale of a remanufactured engine or component, we collect a deposit from the dealer that is repaid if the dealer returns a similar core within a specified time period. Caterpillar owns and has title to the cores received from dealers. The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to Caterpillar dealers. Revenue is recognized when the remanufactured engine or component is shipped and title passes to the dealer. In each case, revenue is recognized when the SAB Topic 13 criteria have been met.

The amounts we charge dealers for a remanufactured engine or component are market-based. Because our remanufacturing activities depend upon an adequate supply of cores to remanufacture, the core deposit is priced to encourage dealers to return cores to us. The price charged for the remanufactured engine or component (excluding the core deposit) is recognized as revenue at the point of sale. The corresponding cost (material, labor and overhead) associated with our remanufacturing activities is also recognized at the time of sale. The replacement cost of a qualifying core is estimated (based on historical experience with useable cores) and recognized as an asset and an amount representing the deposit collected from the dealer is recognized as a liability. Upon receipt of a qualifying core, we repay the deposit and relieve the liability. In the event that the deposit is forfeited (i.e. upon failure by the dealer to return a qualifying core in the specified time period), we recognize the core deposit and the cost of the core in revenue and expense, respectively. Because the deposit is priced to encourage the return of qualifying cores, dealer forfeiture does not result in a loss to Caterpillar. In our experience, over 95% of cores are returned within the specified time period.

Other than our obligation to accept qualifying cores and, in turn, repay dealer deposits, there are no obligations of the company in connection with these transactions. There are no obligations on behalf of dealers to purchase additional product or to return a qualifying core. The core deposit is charged as a separate line item on the invoice to the dealer. The policies and procedures that govern the treatment of the core and related deposit (i.e. agreement that a dealer may exchange a qualifying core for a core deposit) are documented and communicated to dealers. Maximum return periods are set by geographic region and, on average, cores are returned six months after the original sale.

Our sales of remanufactured product represented less than 4 percent of consolidated sales and revenues in both 2005 and 2006. Total core assets represented less than 1 percent of our consolidated assets and the core deposit liability represented approximately 1 percent of consolidated liabilities at both December 31, 2005 and 2006. At present levels, we do not consider these activities material for disclosure. In consideration of the Staff’s comment, we will continue to monitor the relative levels of our remanufacturing activities and make appropriate disclosure if they become material to our financial statements.

Acknowledgement:
On behalf of the company, the undersigned acknowledges that:

▪  Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its Form 10-K for the fiscal year ended December 31, 2005;

▪  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

▪  Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

Respectfully submitted,
/s/ David B. Burritt
David B. Burritt Vice President and Chief Financial Officer Caterpillar Inc. 100 NE Adams Street Peoria, IL 61629

ATTACHMENT A
Caterpillar Inc.		January 1, 2006

Chairman/CEO J.W. OWENS

Group President S.L. LEVENICK	Group President D.R. OBERHELMAN	Group President G.L. SHAHEEN	Group President G.R. VITTECOQ	Group President S.H. WUNNING

Human Services Division Vice President S.C. BANWART	Corporate Auditing & Compliance Division Vice President A.M. BAHAJ	Mining & Construction Equipment Division Vice President R.L. BUSSELL	EAME Product Development & Operations Division Vice President M.J. BAUNTON	Financial Products Division Vice President K.M. ADAMS

Asia Pacific Division Marketing Vice President R.C. BEELER	Legal Services Division Vice President J.B. BUDA	Global Mining Division Vice President C.C. CURFMAN	EAME Marketing Division Vice President P. FELLIN	Logistics Division Vice President M.H. BELL

Solar Turbines Incorporated Vice President S.A. GOSSELIN	Global Finance & Strategic Support Division Vice President & CFO D.B. BURRITT	North American Commercial Division Vice President W.D. MAYO	Wheel Loaders & Excavators Division Vice President G. PALMER	Remanufacturing Division Vice President S.L. FISHER

Asia Pacific Division Operations / SCM Vice President R.P. LAVIN	Industrial Power Systems Division Vice President H.A. HAEFELI	Technology & Solutions Division Vice President M.R. PFLEDERER	Building Construction Products Division Vice President E.J. RAPP	Latin America Division Vice President T.A. GALES

Marketing & Product Support Division Vice President W.F. SPRINGER	Power Systems Marketing Division Vice President J.J. PARKER	Motion & Power Control Division Vice President C.V. SCHENA	Caterpillar Production Systems Division Vice President J.D. WATERS	Systems & Processes Division Vice President J.S. HELLER

	Electric Power Division Vice President W.J. ROHNER	Track-Type Tractors Division Vice President R.T. WILLIAMS	Specialty Industries Division Vice President D.G. WESTERN	Global Purchasing Division Vice President D.M. MURPHY

Large Power Systems Division Vice President G.A. STROUP

ATTACHMENT B

Reconciliations:
Sales & Revenues	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total

2005:
Total external sales and revenues from business segments	$33,809	$2,867	$—	$36,676
Other	197	(217)	(317)[1]	(337)

Total sales and revenues	$34,006	$2,650	$(317)	$36,339

2004:
Total external sales and revenues from business segments	$28,123	$2,439	$—	$30,562
Other	213	(270)	(199)[1]	(256)

Total sales and revenues	$28,336	$2,169	$(199)	$30,306

2003:
Total external sales and revenues from business segments	$20,867	$2,076	$—	$22,943
Other	181	(123)	(194)[1]	(136)

Total sales and revenues	$21,048	$1,953	$(194)	$22,807

[1]	Elimination of Financial Products revenues from Machinery and Engines.

Reconciliations:
Profit before taxes	Machinery and Engines	Financing & Insurance Services	Consolidated Total

2005:
Total accountable profit from business segments	$4,649	$566	$5,215
Corporate costs	(728)	—	(728)
Timing	(66)	—	(66)
Methodology differences:
Inventory/cost of sales	14	—	14
Postretirement benefit expense	(386)	—	(386)
Financing costs	(14)	—	(14)
Equity in profit of unconsolidated affiliated companies	(64)	(9)	(73)
Currency	(21)	—	(21)
Other methodology differences	(14)	23	9
Other	(49)	—	(49)
Total profit before taxes	$3,321	$580	$3,901

2004:
Total accountable profit from business segments	$3,162	$460	$3,622
Corporate costs	(601)	—	(601)
Timing	30	—	30
Methodology differences:
Inventory/cost of sales	(62)	—	(62)
Postretirement benefit expense	(270)	—	(270)
Financing costs	52	—	52
Equity in profit of unconsolidated affiliated companies	(56)	(3)	(59)
Currency	35	—	35
Other methodology differences	(52)	48	(4)
Other	(36)	—	(36)
Total profit before taxes	$2,202	$505	$2,707

2003:
Total accountable profit from business segments	$1,710	$337	$2,047
Corporate costs	(512)	—	(512)
Timing	(17)	—	(17)
Methodology differences:
Inventory/cost of sales	(30)	—	(30)
Postretirement benefit expense	(162)	—	(162)
Financing costs	84	—	84
Equity in profit of unconsolidated affiliated companies	(16)	(4)	(20)
Currency	48	—	48
Other methodology differences	(18)	38	20
Other	19	—	19
Total profit before taxes	$1,106	$371	$1,477

Reconciliations:
Assets	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total

2005:
Total accountable assets from business segments	$13,753	$26,815	$—	$40,568
Items not included in segment assets:
Cash and short-term investments	951	157	—	1,108
Intercompany receivables	310	67	(377)	—
Trade and other receivables	332	—	—	332
Investments in unconsolidated affiliated companies	407	—	—	407
Investment in Financial Products	3,253	—	(3,253)	—
Deferred income taxes and prepaids	3,282	100	(340)	3,042
Intangible assets and other assets	1,692	—	—	1,692
Service center assets	892	—	—	892
Liabilities included in segment assets	1,242	14	—	1,256
Inventory methodology differences	(2,300)	—	—	(2,300)
Other	173	(101)	—	72

Total assets	$23,987	$27,052	$(3,970)	$47,069

2004:
Total accountable assets from business segments	$12,848	$24,450	$—	$37,298
Items not included in segment assets:
Cash and short-term investments	270	175	—	445
Intercompany receivables	443	18	(461)	—
Trade and other receivables	547	—	—	547
Investments in unconsolidated affiliated companies	367	—	(1)	366
Investment in Financial Products	3,012	—	(3,012)	—
Deferred income taxes and prepaids	2,477	92	(317)	2,252
Intangible assets and other assets	2,158	—	—	2,158
Service center assets	890	—	—	890
Liabilities included in segment assets	1,346	—	—	1,346
Inventory methodology differences	(2,235)	—	—	(2,235)
Other	146	(123)	5	28

Total assets	$22,269	$24,612	$(3,786)	$43,095

2003:
Total accountable assets from business segments	$11,074	$20,467	$—	$31,541
Items not included in segment assets:
Cash and short-term investments	220	122	—	342
Intercompany receivables	572	397	(969)	—
Trade and other receivables	232	—	—	232
Investments in unconsolidated affiliated companies	325	—	—	325
Investment in Financial Products	2,547	—	(2,547)	—
Deferred income taxes and prepaids	2,736	77	(228)	2,585
Intangible assets and other assets	2,110	—	—	2,110
Service center assets	810	—	—	810
Liabilities included in segment assets	925	—	—	925
Inventory methodology differences	(2,035)	—	—	(2,035)
Other	(65)	(91)	32	(124)

Total assets	$19,451	$20,972	$(3,712)	$36,711